Exhibit 99.1

Itaú Unibanco

Holding SA (B3: ITUB4 and ITUB3 and NYSE: ITUB) would like to invite you to a conference call on April 6 th (Monday) at 11 am (Brasília time) for an update on the measures being implemented in order to adapt its operations a nd to support its employees, customers and society during the COVID-19 pandemic.

As a reminder, the company's results and financial outlook will be presented as usual in the 1Q20 earnings conference call, scheduled for May 4th.

Connection details for this extraordinary conference call will be released next week.

PRESENTATION

Candido Bracher

President and CEO

Marcio de Andrade Schettini

General Director, Retail Bank

Caio Ibrahim David

General Director, Wholesale Bank

Milton Maluhy Filho

Executive Vice President, CFO and CRO

André Sapoznik

Executive Vice-President of IT and Operations

Alexsandro Broedel

Executive Finance Director and Head Of Investor Relations

Mario Magalhães Mesquita

Macroeconomics and Research Director

Investor

Relations

Save the

Date

investor-relations @itau-unibanco.com.br

www.itau.com.br/ investor-relations